Companhia Brasileira de Distribuição (CBD)

Sales Performance — May 2005

São Paulo, Brazil, June 15, 2005 — Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (preferred shares)], announces its sales performance in May 2005 (preliminary and unaudited). Information is presented in a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

In May, gross sales reached R$ 1,290.9 million, a 3.0% growth over 2004. Net sales were 4.4% higher when compared to May 2004, totaling R$ 1,072.6 million.

Same store sales, in nominal terms, registered a 2.5% growth over the same period last year. May performance was negatively impacted by the following: (i) one less Saturday when comparing to the same period in 2004 (impact of 300 to 400 basis points) and (ii) signs of economy slowdown and fall in consumers’ confidence. Same store sales of non-food products presented a nominal growth of 11.4%, whilst food products fell by 0.1%.

It is worth to mention the significant difference in the period between the inflation measured by IPCA (Consumer Price Index) and food inflation measured by FIPE index. Our May sales fell by 5.1% when adjusted by IPCA, but the decrease was 2.9% (next to zero with calendar adjustment) when deflated by food inflation. It is also important to note that the number of clients on a same store basis increased by 1.7% (despite the unfavorable calendar) reassuring the good CBD’s positioning in the Brazilian retail sector.

Note: Same Store Sales figures include only stores whose operating period is longer than 12 months

* IPCA – Consumer Price Index

** FIPE-ALIM – Food Inflation Rate measured by FIPE – Economic Research Foundation-Institute

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)

Fernando Tracanella
Investor Relations Director

Daniela Sabbag
Investor Relations Manager

Phone: (+55 11) 3886 0421 Fax: (+55 11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br

Statements included in this report regarding the Company's business prospects, outlook for operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and therefore are subject to change.